UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

COMSTOCK MINING INC.
(formerly Goldspring, Inc.)

(Name of Issuer)

COMMON STOCK, $.000666 PAR VALUE PER SHARE

(Title of Class of Securities)

205750 102

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

CUSIP No. 205750 102	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longview Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

5.     SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 4,503 shares of A-2 Convertible Preferred Stock representing 6,917,573 shares of Common Stock on an as converted basis and an additional 501,518 shares of Common Stock.

6.	SHARED VOTING POWER - None

7.     SOLE DISPOSITIVE POWER – 4,503 shares of A-2 Convertible Preferred Stock representing 6,917,573 shares of Common Stock on an as converted basis and an additional 501,518 shares of Common Stock.

8.	SHARED DISPOSITIVE POWER - None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

4,503 shares of A-2 Convertible Preferred Stock representing 6,917,573 shares of Common Stock on an as converted basis and an additional 501,518 shares of Common Stock.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.498%

12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 205750 102	13G	Page 3 of 4 Pages

ITEM 1 (a) NAME OF ISSUER: Comstock Mining Inc. (formerly Goldspring, Inc.)

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1200 American Flat Road, Gold Hill, Nevada 89440

ITEM 2 (a) NAME OF PERSON FILING: Longview Fund L.P.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

505 Sansome Street, Suite 1275, San Francisco, CA 94111

ITEM 2 (c) CITIZENSHIP: California

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.000666 par value

ITEM 2 (e) CUSIP NUMBER:  205750 102

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):  Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED:  4,503 shares of A-2 Convertible Preferred Stock representing 6,917,573 shares of Common Stock on an as converted basis and an additional 501,518 shares of Common Stock.

(b) PERCENT OF CLASS: 8.498%

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

4,503 shares of A-2 Convertible Preferred Stock representing 6,917,573 shares of Common Stock on an as converted basis and an additional 501,518 shares of Common Stock.

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

4,503 shares of A-2 Convertible Preferred Stock representing 6,917,573 shares of Common Stock on an as converted basis and an additional 501,518 shares of Common Stock.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 205750 102	13G	Page 4 of 4 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)

/s/ S. Michael Rudolph
(Signature)

S. Michael Rudolph, CFO of Viking Asset
Management LLC, as Investment Manager
(Name/Title)